Exhibit (a)(5)(A)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Class B ordinary shares or Class B ordinary shares represented by American Depositary Shares of QIWI PLC. The Offer (as defined below) is made solely by the Offer to Purchase for cash, dated July 7, 2022, and the related Letter(s) of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Class B ordinary shares or Class B ordinary shares represented by American Depositary Shares of QIWI PLC in any jurisdiction in which the making or acceptance of offers to sell such shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Dalliance Services Company by the one or more registered brokers or dealers registered under that jurisdiction’s laws.

QIWI PLC

Notice of Offer to Purchase for Cash

by

Dalliance Services Company

of

Up to $25.0 million in value of Class B ordinary shares
(including Class B ordinary shares represented by ADSs)
of QIWI PLC at a Purchase Price not less than $2.20
nor greater than $2.70 per Share

Dalliance Services Company, a corporation incorporated under the laws of the Marshall Islands, and wholly owned by Sergey Solonin, the Company’s largest shareholder and chairman of the Company’s board of directors (the “Offeror”), is offering to the stockholders of QIWI PLC, a company formed under the laws of Cyprus (the “Company”) to tender up to $25.0 million in value of the Company’s Class B ordinary shares having a nominal value EUR 0.0005 per share (each, a “Share,” and collectively, the “Shares”) and the Company’s Shares represented by American Depositary Shares, each representing a Share (each an “ADS” and collectively, the “ADSs”), for purchase by the Offeror in cash at a price calculated as described herein that is not less than $2.20 and not greater than $2.70 per Share (including Shares represented by ADSs), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”) and in the related Letter of Transmittal ( the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 3, 2022, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THE MAY BE EXTENDED, THE “EXPIRATION TIME”).

The Offer is not conditioned on any minimum number of Shares (including Shares represented by ADSs) being tendered. The Offer is, however, subject to other conditions that must be satisfied in the Offeror’s reasonable judgment or waived by the Offeror on or prior to the Expiration Time.

None of the Offeror, the Depositary (as defined below), or the Information Agent (as defined below) makes any recommendation as to whether stockholders should tender or refrain from tendering their Shares (including Shares represented by ADSs), or as to the price or prices at which stockholders should tender their Shares (including Shares represented by ADSs). No person is authorized to make any such recommendation. Stockholders must make their own decision as to whether to tender their Shares (including Shares represented by ADSs) and, if so, how many Shares (including Shares represented by ADSs) to tender and the price or prices at which they may choose to tender their Shares (including Shares represented by ADSs).

Stockholders should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter(s) of Transmittal, including the Offeror’s reasons for making the Offer.

Each stockholder wishing to tender Shares (including Shares represented by ADSs) must follow the instructions and procedures described in Section 3 of the Offer to Purchase and in the Letter(s) of Transmittal. Holders of options to purchase Shares (including Shares represented by ADSs) or restricted stock units under the Company’s equity compensation plans should also follow the instructions and procedures described in Section 3 of the Offer to Purchase to tender Shares (including Shares represented by ADSs).

Promptly following the Expiration Time, upon the terms and subject to the conditions of the Offer, the Offeror will determine a single price per share (the “Purchase Price”), which will be not less than $2.20 and not greater than $2.70 per Share (including Shares represented by ADSs), to the seller in cash, less any applicable withholding taxes and without interest. The Purchase Price will be the lowest price per share of not less than $2.20 and not greater than $2.70 that will enable the Offeror to purchase Shares (including Shares represented by ADSs) validly tendered in the Offer and not validly withdrawn having an aggregate purchase price of up to $25.0 million, the payment of which is subject to the satisfaction or waiver of the conditions to the Offer on or prior to the Expiration Time. Only Shares (including Shares represented by ADSs) validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer

If, based on the Purchase Price the Offeror determines, Shares (including Shares represented by ADSs) having an aggregate purchase price in excess of $25.0 million are validly tendered at or below the Purchase Price and not withdrawn, the Offeror will purchase Shares (including Shares represented by ADSs) first from “odd lot” holders, second from stockholders who tender at or below the Purchase Price, and third if necessary by random lot, in each case subject to conditions and qualifications as set forth in the Offer to Purchase. As a result of the foregoing priorities applicable to the purchase of Shares (including Shares represented by ADSs) tendered, it is possible that all of the Shares (including Shares represented by ADSs) that a stockholder tenders in the Offer may not be purchased even if they are tendered a price at or below the Purchase Price determined in the Offer.

We will announce the results of the Offer, including price and information about any expected proration on the business day following the Expiration Time and will purchase the accepted Shares (including Shares represented by ADSs) promptly thereafter.

The Offeror expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares (including Shares represented by ADSs) by giving oral or written notice of such extension to Pacific Stock Transfer Company(the “Depositary”) and making a public announcement of such extension. The Offeror also expressly reserves the right, in its reasonable discretion, to terminate the Offer and not accept for payment or pay for any Shares (including Shares represented by ADSs) not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares (including Shares represented by ADSs) upon the occurrence of any of the conditions specified in Section 7 of the Offer to Purchase on or prior to the Expiration Time by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Subject to compliance with applicable law, the Offeror further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by the Offeror to have occurred, to amend the Offer in any respect, including by changing the Purchase Price range or the aggregate purchase price limit. Amendments to the Offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the business day immediately following the last previously scheduled or announced Expiration Time. Any public announcement made under the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change.

If the Offeror materially changes the terms of the Offer or the information concerning the Offer, the Offeror will extend the Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) under the Exchange Act. If (1) the Offeror makes any change to (a) the price range at which the Offeror is offering to purchase Shares (including Shares represented by ADSs) in the Offer, (b) decrease the aggregate purchase price limit and thereby decrease the number of Shares (including Shares represented by ADSs) purchasable in the Offer, or (c) increase the aggregate purchase price limit and thereby increase the number of Shares (including Shares represented by ADSs) purchasable in the Offer by more than 2% of the Company’s outstanding Shares (including Shares represented by ADSs) and (2) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to stockholders in the manner specified above, the Offer will be extended until the expiration of such ten business day period.

Stockholders may withdraw any Shares (including Shares represented by ADSs) they have tendered at any time prior to the Expiration Time using the Procedures described in Section 3 of the Offer to Purchase. If the Offeror has not accepted for payment the Shares (including Shares represented by ADSs) a stockholder has tendered, such stockholder may also withdraw his or her Shares (including Shares represented by ADSs) at any time after 12:00 midnight, New York City time, at the end of the day on August 3, 2022. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of the addresses set forth on the back cover of the Offer to Purchase, and must specify the name of the person having tendered the Shares (including Shares represented by ADSs) to be withdrawn, the number of Shares (including Shares represented by ADSs) to be withdrawn and the name of the registered holder of the Shares (including Shares represented by ADSs) to be withdrawn, if different from the name of the person who tendered the Shares (including Shares represented by ADSs). If Shares (including Shares represented by ADSs) have been delivered in accordance with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Depositary to be credited with the withdrawn Shares (including Shares represented by ADSs) and otherwise comply with the Depositary’s procedures. Withdrawals of tenders of Shares (including Shares represented by ADSs) may not be rescinded, and any Shares (including Shares represented by ADSs) withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn Shares (including Shares represented by ADSs) may be retendered at any time prior to the Expiration Time by again following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by Rule 13e-4(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Generally, the receipt of cash from the Offeror in exchange for a stockholder’s Shares (including Shares represented by ADSs) will be a taxable event for the stockholder for U.S. federal income tax purposes. The receipt of cash for a stockholder’s Shares (including Shares represented by ADSs) generally will be treated for U.S. federal income tax purposes as a sale or exchange eligible for gain or loss treatment, as described in Section 14 of the Offer to Purchase. The Depositary (or other applicable withholding agent) will withhold U.S. federal taxes at a rate of 30% on the gross proceeds of the Offer paid to a non-U.S. stockholder, subject to reduction by applicable treaty or exemption for income that is “effectively connected with a U.S. trade or business,” as evidenced by forms that a non-U.S. stockholder furnishes to the Depositary (or other applicable withholding agent).

The Offer to Purchase and the related Letter(s) of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offeror is mailing the Offer to Purchase and the related Letter(s) of Transmittal to record holders of Shares (including Shares represented by ADSs) whose names appear on the Company’s stockholder list, and will furnish the Offer to Purchase and the related Letter(s) of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares (including Shares represented by ADSs).

Please direct any questions or requests for assistance to Alliance Advisors, LLC (the “Information Agent”) at its telephone number and address set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter(s) of Transmittal (which will be promptly furnished to stockholders at the Offeror’s expense) to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Alliance Advisors, LLC.
200 Broadacres Drive

Bloomfield, New Jersey 07003

Call Toll-Free: 877-587-1963

Email: QIWI@allianceadvisors.com

The Depositary for the Offer is:

Pacific Stock Transfer

Attn: Corporate Services Company

6725 Via Austi Parkway, Suite 300

Las Vegas, NV 89119

Phone: 800-785-7782

Email: info@pacificstocktransfer.com